Mercedes-Benz Auto Lease Trust 2016-A
Investor Report
Collection Period Ended   31-Oct-2017

Amounts in USD

Dates

Collection Period No.	20			
Collection Period (from... to)	1-Oct-2017	31-Oct-2017		
Determination Date	13-Nov-2017			
Record Date	14-Nov-2017			
Payment Date	15-Nov-2017			
Interest Period of the Class A-1, A-2b Notes (from... to)	16-Oct-2017	15-Nov-2017	Actual/360 Days	30
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... 11/15/20	15-Oct-2017	15-Nov-2017	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	280,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	429,000,000.00	20,845,591.15	0.00	20,845,591.15	48.591122	0.000000
Class A-2B Notes	184,000,000.00	8,940,766.37	0.00	8,940,766.37	48.591122	0.000000
Class A-3 Notes	325,000,000.00	325,000,000.00	300,347,216.67	24,652,783.33	75.854718	0.924145
Class A-4 Notes	79,930,000.00	79,930,000.00	79,930,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,297,930,000.00**	**434,716,357.52**	**380,277,216.67**	**54,439,140.85**		
Overcollateralization	262,079,098.90	279,241,629.20	279,241,629.20			
Total Securitization Value	**1,560,009,098.90**	**713,957,986.72**	**659,518,845.87**			
present value of lease payments	546,777,200.24	102,480,701.48	88,046,130.05			
present value of Base Residual Value	1,013,231,898.66	611,477,285.24	571,472,715.82			

	Amount	Percentage
Initial Overcollateralization Amount	262,079,098.90	16.80%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	279,241,629.20	17.90%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	263,641,538.18	16.90%
Current Overcollateralization Amount	279,241,629.20	17.90%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.650000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.340000%	23,277.58	0.054260	20,868,868.73	48.645382
Class A-2B Notes	1.798890%	13,402.88	0.072842	8,954,169.25	48.663963
Class A-3 Notes	1.520000%	411,666.67	1.266667	25,064,450.00	77.121385
Class A-4 Notes	1.690000%	112,568.08	1.408333	112,568.08	1.408333
Total		**560,915.21**		**$55,000,056.06**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,482,008,643.96**	**635,957,531.78**	**581,518,390.93**

Available 2016-A Collections

Lease Payments Received	12,956,047.60
Net Sales Proceeds-early terminations (incl Defaulted Leases)	24,900,297.17
Net Sales Proceeds-scheduled terminations	20,227,157.14
Excess wear and tear included in Net Sales Proceeds	98,586.11
Excess mileage included in Net Sales Proceeds	299,599.75
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	25,607.36
Total Available Collections	**58,109,109.27**

Distribution on the Exchange Note

(1) Total Servicing Fee		594,964.99
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(1.70%)	900,939.84
(3) Exchange Note Principal Distributable Amount		54,439,140.85
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		2,174,063.59
Total Distribution		**58,109,109.27**

Available Funds ABS Notes

Total Exchange Note Payments	55,340,080.69
Reserve Account Draw Amount	0.00
Total Available Funds	**55,340,080.69**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	560,915.21
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	54,439,140.85
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	340,024.63
Total Distribution	**55,340,080.69**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	594,964.99	594,964.99	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	560,915.21	560,915.21	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	23,277.58	23,277.58	0.00
thereof on Class A-2B Notes	13,402.88	13,402.88	0.00
thereof on Class A-3 Notes	411,666.67	411,666.67	0.00
thereof on Class A-4 Notes	112,568.08	112,568.08	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	560,915.21	560,915.21	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	54,439,140.85	54,439,140.85	0.00
Principal Distribution Amount	54,439,140.85	54,439,140.85	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,900,022.75
Reserve Fund Amount - Beginning Balance	3,900,022.75
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	1,822.06
minus Net Investment Earnings	1,822.06
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,900,022.75
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	1,822.06
Net Investment Earnings on the Exchange Note	
Collection Account	23,785.30
Investment Earnings for the Collection Period	25,607.36

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,560,009,098.90	37,427
Securitization Value beginning of Collection Period	713,957,986.72	20,888
Principal portion of lease payments	10,272,181.19	
Terminations- Early	21,885,144.31	
Terminations- Scheduled	17,598,102.24	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	4,683,713.11	
Securitization Value end of Collection Period	659,518,845.87	19,534

Pool Factor	42.28%

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.27%	7.26%
Weighted Average Remaining Term (months)	23.45	7.76
Weighted Average Seasoning (months)	12.34	29.18
Aggregate Base Residual Value	1,158,924,346.82	597,418,475.24
Cumulative Turn-in Ratio		92.77%
Proportion of base prepayment assumption realized life to date		58.52%
Actual lifetime prepayment speed		0.56%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	656,246,373.56	19,444	99.50%
31-60 Days Delinquent	1,998,342.91	58	0.30%
61-90 Days Delinquent	954,686.52	26	0.14%
91-120 Days Delinquent	319,442.88	6	0.05%
Total	659,518,845.87	19,534	100.00%

Delinquency Trigger	**4.861%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.193%
Delinquency Trigger occurred	No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,010,111.05	28	21,393,385.74	548
Liquidation Proceeds	653,928.13		15,330,217.67	
Recoveries	480,210.89		4,405,964.76	
Principal Net Credit Loss / (Gain)	(124,027.97)		1,657,203.31	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.217)%
Prior Collection Period	0.241 %
Second Prior Collection Period	0.113 %
Third Prior Collection Period	(0.370%)
Four Month Average	(0.058)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.106%

Average Net Credit Loss / (Gain)   3,024.09

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	43,156,848.61	1,326	561,432,487.25	17,343
Sales Proceeds and Other Payments Received	42,324,401.80		563,175,189.54	
Residual Loss / (Gain)	832,446.81		(1,742,702.29)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	1.455%
Prior Collection Period	(2.546%)
Second Prior Collection Period	(1.911%)
Third Prior Collection Period	(1.942%)
Four Month Average	(1.236)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.112)%

Average Residual Loss / (Gain)   (100.48)